

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 13, 2017

Via E-mail
C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, TX 75225

> **Re:** **Veritex Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 20, 2017**
> **File No. 333-215649**

Dear Mr. Holland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to disclose that the merger is subject to a floor price as set forth in the last paragraph of "Adjustments to Merger Consideration" disclosure on page 10. In addition, please also disclose that Veritex may prevent Sovereign's right to terminate the merger agreement (as indicated in your disclosure on page 124) by increasing the aggregate stock consideration and/or the aggregate cash consideration pursuant to the formula in the merger agreement.

C. Malcolm Holland, III
Veritex Holdings, Inc.
February 13, 2017
Page 2

<u>Interests of Sovereign's Directors and Executive Officers in the Merger</u>

<u>Director Appointments, page 105</u>

2.   We note your disclosure that Thomas J. Mastor and T.J. Falgout are expected to be appointed to the Veritex Board upon consummation of the merger. Please file the written consents of Messrs. Mastor and Falgout as required by Securities Act Rule 438.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact David Lin at (202) 551-3552 or me at (202) 551-3369 with any questions.

                        Sincerely,

                        /s/ Era Anagnosti

                        Era Anagnosti
                        Legal Branch Chief
                        Office of Financial Services

cc: Noreen E. Skelly
        Justin M. Long, Esq.